Exhibit 99.2

COMPUTERSHARE ATTN: KERRI SHENKIN 480 WASHINGTON BOULEVARD 29TH FLOOR JERSEY CITY, NJ 07310  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 2, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 2, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V81127-Z91532 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY PERFORMANCE SHIPPING INC.For All Withhold All For All Except To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.The Board of Directors recommends you vote FOR  the following: ! ! ! 1. To elect two Class III Directors to serve until the 2028 Annual Meeting of Shareholders; Nominees: 01) Alex Papageorgiou (Class III Director) 02) Mihalis Boutaris (Class III Director)  The Board of Directors recommends you vote FOR proposal 2:Abstain Against For 2. To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025; and NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:The Notice and Proxy Statement is available at www.proxyvote.com. V81128-Z91532 PERFORMANCE SHIPPING INC. Annual Meeting of Shareholders December 3, 2025 12:00 p.m. Local Time This Proxy is Solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chairman of the Annual Meeting of Shareholders as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Performance Shipping Inc. and all shares of Series C Preferred Stock of Performance Shipping Inc.that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 373 Syngrou Avenue,175 64 Palaio Faliro, Athens, Greece, at 12:00 p.m. Local Time on December 3, 2025 and any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side